     As filed with the Securities and Exchange Commission on March 28, 2007

                                                   Registration No. ____________

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM S-8

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           DUSA PHARMACEUTICALS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

            NEW JERSEY                                            22-3103129
   (State or Other Jurisdiction                                (I.R.S. Employer
of Incorporation or Organization)                            Identification No.)

                                 25 UPTON DRIVE
                         WILMINGTON, MASSACHUSETTS 01887
               (Address of Principal Executive Offices) (Zip Code)

            DUSA Pharmaceuticals, Inc. 2006 Equity Compensation Plan
       DUSA Pharmaceuticals, Inc. Non-Qualified Deferred Compensation Plan
                                 Class B Warrant
                            (Full Title of the Plan)

                            NANETTE W. MANTELL, ESQ.
                                 REED SMITH LLP
                           PRINCETON FORRESTAL VILLAGE
                           136 MAIN STREET - SUITE 250
                        PRINCETON, NEW JERSEY 08543-7839
                                 (609) 514-8541
              (Name and Address and Telephone of Agent for Service)

                                   COPIES TO:
             ROBERT F. DOMAN, PRESIDENT AND CHIEF OPERATING OFFICER
                           DUSA PHARMACEUTICALS, INC.
                                 25 UPTON DRIVE
                         WILMINGTON, MASSACHUSETTS 01887
                                 (978) 657-7500

================================================================================

                         CALCULATION OF REGISTRATION FEE

                                                                         Proposed    Proposed
                                                                         Maximum     Maximum
                                                             Amount      Offering   Aggregate     Amount of
            Title of Each Class of Securities                 to be       Price      Offering   Registration
                    to be Registered                       Registered   Per Share     Price          Fee
            ---------------------------------              ----------   ---------   ---------   ------------
2006 Equity Compensation Plan - Shares of Common
Stock, no par value (options reserved for future grants)    335,000(1)  $3.39(2)     $1,135,650      $34.86

Deferred Compensation Obligations                            $150,000    100%(3)       $150,000      $ 4.61

Class B Warrant                                               250,000*     --             --         $  -0-

TOTAL REGISTRATION FEE..................................                                             $39.47

(1) Together with an indeterminate number of additional shares which may be issued pursuant to the DUSA Pharmaceuticals, Inc. 2006 Equity Compensation Plan, as amended, as a result of stock splits, stock dividends or similar transactions in accordance with Rule 416.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h)(1) of the Securities Act of 1933, as amended, based upon the average of the high and low price as reported on The NASDAQ National Market on March 23, 2007.

(3) The Deferred Compensation Obligations are unsecured obligations of the Registrant to pay deferred compensation in the future in accordance with the terms of the DUSA Pharmaceuticals, Inc. Non-Qualified Deferred Compensation Plan.

 *   Previously paid

                             INTRODUCTORY STATEMENT

     This registration statement on Form S-8 relates to shares of DUSA Pharmaceuticals, Inc. common stock, no par value, now eligible for issuance under the DUSA Pharmaceuticals, Inc. 2006 Equity Compensation Plan (the "Equity Plan") and obligations of the Company to participants in the DUSA
Pharmaceuticals, Inc. Non-Qualified Deferred Compensation Plan (the "Deferred Comp Plan" and collectively with the Equity Plan, the "Plans").

     This registration statement also includes a reoffer prospectus with respect to shares underlying certain grants made under the Equity Plan. The inclusion of the individuals listed under the "Selling Securityholder" section of the prospectus does not constitute a commitment to sell any or all of the stated number of shares of common stock. The number of shares offered shall be determined from time to time by each selling securityholder at their sole discretion and such individuals are listed as selling securityholders solely to register the shares that each has received or will receive upon the exercise of options under the Equity Plan.

                                     PART I
              INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

     The documents containing the information required by Part I of Form S-8 have been or will be sent or given to the participants in the Plans being registered hereby as specified by Rule 428(b)(1) of Regulation C under the Securities Act of 1933, as amended, and such documents taken together with the documents incorporated by reference in this registration statement shall constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act. Pursuant to Rule 428 of the Securities Act such documents are not required to be filed with the Commission as part of this registration statement or as an Exhibit hereto.

                                   PROSPECTUS

            335,000 SHARES OF COMMON STOCK BY SELLING SECURITYHOLDERS

                           DUSA PHARMACEUTICALS, INC.

                                   ----------

     The shares of common stock of DUSA Pharmaceuticals, Inc. covered by this prospectus may be offered and sold to the public by certain selling securityholders of DUSA. The selling securityholders have acquired or will acquire the shares through their exercise of stock options granted to them under DUSA's 2006 Equity Compensation Plan and a Class B Warrant Agreement with D. Geoffrey Shulman.

     Our common stock is quoted on the Nasdaq Global Market under the symbol "DUSA." On March 27, 2007, the closing price of a share of our common stock on the Nasdaq Global Market was $3.66 per share.

                                   ----------

  INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON
                                     PAGE 2.

                                   ----------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

                 The date of this prospectus is March __, 2007.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
DUSA Pharmaceuticals, Inc................................................      1
Risk Factors.............................................................      3
Use of Proceeds..........................................................     15
Selling Securityholders..................................................     16
Plan of Distribution.....................................................     18
Legal Matters............................................................     18
Experts..................................................................     19
Where You Can Find More Information......................................     19
Incorporation of Certain Documents by Reference..........................     19

                                   ----------

     The mailing address and telephone number of our principal executive offices is 25 Upton Drive, Wilmington, Massachusetts 01887 and (978) 657-7500.

     You should rely only on the information contained in this prospectus or any supplement, including the documents that we incorporate by reference. We have not authorized anyone to provide you with information different from that which is contained in or incorporated by reference to this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

                         DUSA PHARMACEUTICALS, INC. (R)

     DUSA Pharmaceuticals, Inc. is a vertically integrated dermatology company that is developing and marketing Levulan(R) photodynamic therapy and other products for common skin conditions. Our marketed products include among others Levulan(R) Kerastick(R) 20% Topical Solution with PDT, the BLU-U(R) brand light source, Nicomide(R), Nicomide-T(R) and the AVAR(R) line of products.

     Historically, we devoted most of our resources to fund research and development efforts in order to advance the Levulan(R) PDT/PD technology platform. Our drug, Levulan(R) brand of aminolevulinic acid HCl, or ALA, is being used with light, investigationally, in a broad range of medical conditions. When Levulan(R) is used and followed with exposure to light to treat a medical condition, it is known as Levulan(R) photodynamic therapy, or Levulan(R) PDT. When Levulan(R) is used and followed with exposure to light to detect medical conditions, it is known as Levulan(R) photodetection, or Levulan(R) PD.

     We launched Levulan(R) Kerastick(R) 20% Topical Solution with PDT and the BLU-U(R) brand light source in the United States in September 2000 for the treatment of actinic keratoses, or AKs, of the face or scalp. AKs are precancerous skin lesions caused by chronic sun exposure that can develop over time into a form of skin cancer called squamous cell carcinoma. In addition, in September 2003, we received clearance from the U.S. Food and Drug Administration, or FDA, to market the BLU-U(R) without Levulan(R) PDT for the treatment of moderate inflammatory acne vulgaris and general dermatological conditions. We are devoting significant resources to developing Levulan PDT for the treatment of moderate to severe acne.

     We are developing Levulan(R) PDT and PD under an exclusive worldwide license of patents and technology from PARTEQ Research and Development Innovations, the licensing arm of Queen's University, Kingston, Ontario, Canada. We also own or license certain other patents relating to methods for using pharmaceutical formulations which contain Levulan(R) and related processes and improvements. We have entered into several distribution and license agreements in order to exploit our Levulan(R) technology platform internationally.

     In March 2006, we acquired Nicomide(R), Nicomide-T(R), the AVAR(R) line of products, among others, called Non-PDT Drug Products and certain product candidates in early stages of development, which target the treatment of acne vulgaris and acne rosacea, as well as psoriasis, in connection with our merger with Sirius Laboratories, Inc. Sirius was a dermatology specialty pharmaceuticals company founded in 2000 with a primary focus on the treatment of acne vulgaris and acne rosacea. We believe that the purchase of Sirius has enabled us to expand our product portfolio, capitalize on cross-selling and marketing opportunities, increase our sales force size; as well as, develop a pipeline of new products.

     Shortly after the closing of the merger, we became engaged in patent litigation with River's Edge, a company that launched a generic Nicomide(R) product. River's Edge also requested that the United States Patent and Trademark Office, or USPTO, reexamine the Nicomide(R) patent claiming that it is invalid. The USPTO accepted the application for reexamination of the patent and the parties have submitted their responses to the first office action. Although the court issued a preliminary injunction against sales of River's Edge's product in May, 2006, the injunction was lifted on March 7, 2007, due, in part, to the court's determination that the reexamination process presented sufficient changed circumstances to warrant the dissolution of the injunction. We expect that River's Edge will reenter the market with its product in competition with Nicomide(R). We expect that Nicomide(R) sales will be adversely impacted throughout the litigation process. In the interim, we are considering alternative strategies aimed at mitigating market share loss. If we do not ultimately prevail in our lawsuit, or if the Nicomide(R) patent is found to be invalid by the court or the USPTO, our revenues from sales of Nicomide(R) will decrease permanently. We expect to eliminate some expenses planned for 2007 and reallocate others to provide more support to Levulan(R) and our new product, ClindaReach(TM). We have reviewed the valuation of our intangible assets and goodwill associated with Nicomide(R) for impairment have recorded an impairment charge of $15.7 million to write down the remaining net book value of the intangible assets. See section entitled "Risk Factors - Risks Related to DUSA."

     Nicomide(R), one of the key products we purchased from Sirius, is an oral prescription vitamin supplement, and Nicomide-T(R) is a topical cosmetic product. Both products target the acne and acne rosacea markets. Acne is a common skin condition caused, in part, by the blockage and/or inflammation of sebaceous (oil) glands. Acne rosacea is a condition that primarily affects the skin of the face and typically first appears between the ages of 30 and 60 as a transient flushing or blushing on the nose, cheeks, chin or forehead, progressing in many patients to a papulopustular form clinically similar to acne vulgaris (inflammatory acne). The AVAR line of products includes a number of leave-on and cleanser formulations of sodium sulfacetamide and sulphur, a drug combination long known to have anti-acne, anti-inflammatory properties. In addition, we launched one of the product candidates, ClindaReach(TM), a medicated pad with a proprietary wand applicator for use in the treatment of acne of the back.

     We are continuing to evaluate and develop several other potential products that we acquired in our merger with Sirius which target patients with acne and rosacea. We are also continuing to seek to acquire and/or license additional dermatology products that complement our current product portfolio that would provide our sales force with additional complementary products to sell in the near to medium term.

     In the United States, AVAR(R), AVAR Green(R), AVAR-e(R), AVAR-e Green(R), AVAR Cleanser(R), BLU-U(R), DUSA(R), DUSA Pharmaceuticals, Inc.(R), Kerastick(R), Levulan(R), METED(R), Nicomide(R), Nicomide-T(R), Psoriacap,(R) Psoriatec(R) and Sirius Laboratories, Inc. (R) are registered trademarks. Several of these trademarks are also registered in Europe, Australia, Canada, and in other parts of the world. Numerous other trademark applications are pending.

     As of December 31, 2006, we had an accumulated deficit of approximately $120,887,000. We expect to continue to incur operating losses through 2007. Achieving our goal of becoming a profitable operating company is dependent upon greater acceptance of our PDT therapy by the medical and consumer constituencies, and increasing sales of the products we acquired from Sirius, particularly ClindaReach(TM), and other factors contained in this report, including prevailing in the Nicomide(R) patent litigation, and in the filings we make with the Securities and Exchange Commission.

     Unless the context otherwise requires, the terms "we," "our," "us," "the Company" and "DUSA" refer to DUSA Pharmaceuticals, Inc., a New Jersey corporation.

     We were incorporated on February 21, 1991, under the laws of the State of New Jersey. Our principal executive offices are located at 25 Upton Drive, Wilmington, Massachusetts 01887 (telephone: (978) 657-7500) (webaddress: www.dusapharma.com). On March 3, 1994, we formed DUSA Pharmaceuticals New York, Inc., a wholly owned subsidiary located in Valhalla, New York, to coordinate our research and development efforts. DUSA Acquisition Corp., now known as Sirius Laboratories, Inc., also a wholly-owned subsidiary of DUSA, was formed on January 26, 2006, in connection with the Sirius merger. We have financed our operations to date, primarily from sales of our products, sales of securities in public offerings, private and offshore transactions that are exempt from registration under the Securities Act of 1933, as amended, or the Act, including a private placement under Regulation D of the Act which was consummated on February 27, 2004, and from payments received as part of the agreement with a former marketing collaborator.

                                  RISK FACTORS

     Investing in our common stock is very speculative and involves a high degree of risk. You should carefully consider and evaluate all of the information in, or incorporated by reference in, this report. The following are among the risks we face related to our business, assets and operations. They are not the only ones we face. Any of these risks could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price of our common stock and you might lose all or part of your investment.

     This report contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. We use words such as "anticipate", "believe", "expect", "future" and "intend" and similar expressions to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the factors described below and elsewhere in this report. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this report.

                             RISKS RELATED TO DUSA

WE ARE NOT CURRENTLY PROFITABLE AND MAY NOT BE PROFITABLE IN THE FUTURE UNLESS WE CAN SUCCESSFULLY MARKET AND SELL SIGNIFICANTLY HIGHER QUANTITIES OF OUR PRODUCTS.

     NICOMIDE(R) WILL LIKELY LOSE SIGNIFICANT MARKET SHARE WITH THE ANTICIPATED ENTRY OF A GENERIC PRODUCT AND OUR ABILITY TO BECOME PROFITABLE WILL BE MORE DIFFICULT

     In March 2006, we acquired Nicomide(R), in connection with our merger with Sirius Laboratories, Inc. Shortly after the closing of the merger, we became engaged in patent litigation with River's Edge, a company that launched a generic Nicomide(R) product. River's Edge has also requested that the United States Patent and Trademark Office reexamine the Nicomide(R) patent claiming that it is invalid. The USPTO accepted the application for reexamination of the patent and the parties have submitted their responses to the first office action. Although the court issued a preliminary injunction against sales of River's Edge's product in May, 2006, the injunction was lifted on March 7, 2007, due, in part, to the court's determination that the reexamination process presented sufficient changed circumstances to warrant the dissolution of the injunction. We expect that River's Edge will reenter the market with its product in competition with Nicomide(R). We expect that Nicomide(R) sales will be adversely impacted throughout the litigation process and have a material negative impact on our revenues, results of operations and liquidity. If we do not ultimately prevail in our lawsuit, or if the Nicomide(R) patent is found to be invalid, our revenues from sales of Nicomide(R) will decrease permanently, and our ability to become profitable will be more difficult. We have reviewed the valuation of our intangible assets and goodwill associated with Nicomide(R) for impairment and have recorded an impairment charge of $15.7 million to write down the remaining net book value of the intangible assets.

     ANY FAILURE TO COMPLY WITH ONGOING GOVERNMENTAL REGULATIONS IN THE UNITED STATES AND ELSEWHERE WILL LIMIT OUR ABILITY TO MARKET OUR PRODUCTS.

     The manufacture and marketing of our products are subject to continuing FDA review as well as comprehensive regulation by the FDA and by state and local regulatory authorities. These laws require, among other things:

          - approval of manufacturing facilities, including adherence to good manufacturing and laboratory practices during production and storage,

          - controlled research and testing of some of these products even after approval, and

          - control of marketing activities, including advertising and labeling.

     If we, or any of our contract manufacturers, fail to comply with these requirements, we may be limited in the jurisdictions in which we are permitted to sell our products. Additionally, if we or our manufacturers fail to comply with applicable regulatory approval requirements, a regulatory agency may also:

          -    send us warning letters,

          -    impose fines and other civil penalties on us,

          -    seize our products,

          -    suspend our regulatory approvals,

          -    cease the manufacture of our products

          - refuse to approve pending applications or supplements to approved applications filed by us,

          -    refuse to permit exports of our products from the United States,

          -    require us to recall products,

          - require us to notify physicians of labeling changes and/or product related problems,

          -    impose restrictions on our operations, and/or

          -    criminally prosecute us.

     We and our manufacturers must continue to comply with the FDA's Good Manufacturing Practice, commonly known as cGMP, and Quality System Regulation, or QSR, and equivalent foreign regulatory requirements. The cGMP requirements govern quality control and documentation policies and procedures. In complying with cGMP and foreign regulatory requirements, we and our third-party manufacturers will be obligated to expend time, money and effort in production, record keeping and quality control to assure that our products meet applicable specifications and other requirements.

     As part of our FDA approval for the Levulan(R) Kerastick(R) for AK, we were required to conduct two Phase IV follow-up studies. We successfully completed the first study; and submitted our final report on the second study to the FDA in January 2004. The FDA could request additional information and/or studies. Additionally, if previously unknown problems with the product, a manufacturer or its facility are discovered in the future, changes in product labeling restrictions or withdrawal of the product from the market may occur.

     Manufacturing facilities are subject to ongoing periodic inspection by the FDA, including unannounced inspections. We cannot guarantee that our third-party supply sources, or our own Kerastick(R) facility, will continue to meet all applicable FDA regulations. If we, or any of our manufacturers, including without limitation, the manufacturer of Nicomide(R), who has received warning letters from the FDA, or the manufacturer of the AVAR(R) products, fail to maintain compliance with FDA regulatory requirements, it would be time consuming and costly to remedy the problem(s) or to qualify other sources. These consequences could have a significant adverse effect on our financial condition and operations.

     Certain of the products acquired in connection with the Sirius merger must meet certain minimum manufacturing and labeling standards established by the FDA and applicable to products marketed without approved marketing applications including Nicomide(R). FDA regulates such products under its marketed unapproved drugs compliance policy guide entitled, "Marketed New Drugs without Approved NDAs or ANDAs." Under this policy, FDA recognizes that certain unapproved products, based on the introduction date of their active ingredients and the lack of safety concerns, have been marketed for many years and, at this time, will not be the subject of any enforcement action. The FDA has recently taken a more proactive role and is strongly encouraging manufacturers of such products to submit applications to obtain marketing approval and we have begun discussions with FDA to begin that process. FDA's enforcement discretion policy does not apply to drugs or firms that may be in violation of regulatory requirements other than preapproval submission requirements and FDA may bring an action against a drug or a firm when FDA concludes that such other violations exist. The contract manufacturer of Nicomide(R) has received a request from the FDA for labeling information and justification for the belief that the product is exempt from drug approval requirements, has received a warning letter to cease manufacturing a different marketed unapproved drug, and has been cited for GMP violations. We believe that the GMP issues do not directly involve our products. There can be no assurance that the FDA will continue this policy or not take a contrary position with any individual products. If the FDA were to do so, we may be required to make certain labeling changes and market these products as over-the-counter products or as dietary supplements under applicable legislation, or withdraw such products from the market, unless and until we submit a marketing application and obtain FDA marketing approval. Any such action by the FDA could have a material impact on our Non-PDT Drug Product revenues, particularly if the action were taken with respect to Nicomide(R). Label changes eliminating claims of certain medicinal benefits could make it more difficult to market these products and could therefore, negatively affect our revenues and profits.

     PATENT LITIGATION IS EXPENSIVE, AND WE MAY NOT BE ABLE TO AFFORD THE COSTS.

     The costs of litigation or any proceeding relating to our intellectual property rights could be substantial even if resolved in our favor. Some of our competitors have far greater resources than we do and may be better able to afford the costs of complex patent litigation. For example, third-parties may infringe one or more of our patents, and we are spending significant resources to enforce our patent rights. Also, in a lawsuit against a third-party for infringement of our patents in the United States, that third-party may challenge the validity of our patent(s). We cannot guarantee that a third-party will not claim, with or without merit, that our patents are not valid, as in the case described below, or that we have infringed their patent(s) or misappropriated their proprietary material. Defending these types of legal actions involve considerable expense and could negatively affect our financial results.

     Additionally, if a third-party were to file a United States patent application in the United States, or be issued a patent claiming technology also claimed by us in a pending United States application(s), we may be required to participate in interference proceedings in the United States Patent and Trademark Office to determine the priority of the invention. A third-party could also request the declaration of a patent interference between one of our issued United States patents and one of its patent applications. Any interference proceedings likely would require participation by us and/or PARTEQ, could involve substantial legal fees and result in a loss or lessening of our patent protection.

     On March 28, 2006, a lawsuit was filed by River's Edge Pharmaceuticals, LLC, or River's Edge, against us alleging, among other things, that, prior to the merger, Sirius Laboratories, Inc. agreed to authorize River's Edge to market a generic version of Nicomide(R), and that the United States patent covering Nicomide(R) issued to Sirius in December, 2005 is invalid. The declaratory judgment suit was filed in the United States District Court for the Northern District of Georgia, Gainesville Division and has been dismissed. Nicomide is one of the key products DUSA acquired from Sirius in its merger. On April 20, 2006, we filed a patent infringement suit in the United States District Court in Trenton, New Jersey alleging that a River's Edge niacinamide product infringes United States Patent No. 6,979,468, the patent that covers Nicomide(R). Although a preliminary injunction against sales of River's Edge's product had been in place since May, 2006, the injunction was lifted on March 7, 2007, so we expect that River's Edge will sell its product in competition with Nicomide(R). We expect that Nicomide(R) sales will decrease significantly during the litigation process and make it more difficult to afford the cost of the litigation. If we do not ultimately prevail in our lawsuit, or if the Nicomide(R) patent is found to be invalid, our revenues from sales of Nicomide(R) will decrease permanently. We expect to eliminate some expenses planned for 2007 and reallocate others to provide more support to Levulan(R) and our new product, ClindaReach(TM). We have reviewed the valuation of our intangible assets and goodwill associated with Nicomide(R) for impairment and have recorded an impairment charge of $15.7 million to write down the remaining net book value of the intangible assets.

     During 2005 and 2006, we filed several lawsuits against chemical suppliers, compounding pharmacies, a light device company, its distributor and a sales representative, and physicians alleging violations of patent law. While we have been successful in obtaining a default judgment against one compounding pharmacy, settled other suits favorably, and obtained consent judgments from several physicians, we do not know whether these lawsuits will prevent others from infringing our patents or whether we will be successful in stopping these activities which we believe are negatively affecting our revenues.

     IF PRODUCT SALES DO NOT INCREASE SIGNIFICANTLY WE MAY NOT BE ABLE TO ADVANCE DEVELOPMENT OF OUR OTHER POTENTIAL PRODUCTS AS QUICKLY AS WE WOULD LIKE TO, WHICH WOULD DELAY THE APPROVAL PROCESS AND MARKETING OF NEW POTENTIAL PRODUCTS.

     If we do not generate sufficient revenues from our approved products, we may be forced to delay or abandon some or all of our product development programs as we are doing with Levulan(R) PDT for photodamage. The pharmaceutical development and commercialization process is time consuming and costly, and any delays might result in higher costs which could adversely affect our financial condition. Without sufficient product sales, we might be required to seek additional funding. There is no guarantee that adequate funding sources could be found to continue the development of all our potential products. We might be required to commit substantially greater capital than we have available to research and development of such products and we may not have sufficient funds to complete all or any of our development programs.

     SINCE WE NOW OPERATE THE ONLY FDA APPROVED MANUFACTURING FACILITY FOR THE KERASTICK(R) AND CONTINUE TO RELY HEAVILY ON SOLE SUPPLIERS FOR THE MANUFACTURE OF LEVULAN(R), THE BLU-U(R), NICOMIDE(R), NICOMIDE-T(R), THE AVAR(R) LINE OF PRODUCTS, METED(R), PSORIACAP(R) AND PSORIATEC(R), ANY SUPPLY OR MANUFACTURING PROBLEMS COULD NEGATIVELY IMPACT OUR SALES.

     If we experience problems producing Kerastick(R) units in our facility, or if any of our contract suppliers fail to supply our requirements for products, our business, financial condition anD results of operations would suffer. Although we have received approval by the FDA to manufacture the BLU-U(R) and the Kerastick(R) in our Wilmington, Massachusetts facility, at this time with respect to THE BLU-U(R), we expect to utilize our own facility only as a back-up to our current third party manufacturer or for repairs.

     The sole supplier of Nicomide(R) has received warning letters from the FDA regarding certain regulatory observations. The primary observations noted in the warning letters were not related tO Nicomide(R). However, with respect to Nicomide(R) and certain other products manufactured by this supplier, the FDA has requested that the manufacturer provide a copy of the labeling and information providING the basis for an exemption from the drug approval requirements. The FDA regulates such products under the compliance policy guide described above entitled, "Marketed New Drugs without Approved NDAs or ANDAs."

     Nicomide(R) is one of the key products DUSA acquired from Sirius Laboratories, Inc. in connection with our merger completed in March, 2006. Nicomide(R) is an oral prescription vitamin supplemeNT. If the FDA is not satisfied with the response to the warning letters issued to the manufacturer of Nicomide(R) and causes the manufacturer to cease operations, our revenues will be significantly negativelY affected.

     Manufacturers and their subcontractors often encounter difficulties when commercial quantities of products are manufactured for the first time, or large quantities of new products are manufactured, including problems involving:

          -    product yields,

          -    quality control,

          -    component and service availability,

          -    compliance with FDA regulations, and

          - the need for further FDA approval if manufacturers make material changes to manufacturing processes and/or facilities.

     We cannot guarantee that problems will not arise with production yields, costs or quality as we and our suppliers seek to increase production. Any manufacturing problems could delay or limit our supplies which would hinder our marketing and sales efforts.

     If our facility, any facility of our contract manufacturers, or any equipment in those facilities is damaged or destroyed, we may not be able to quickly or inexpensively replace it. Likewise, if there are any quality or supply problems with any components or materials needed to manufacturer our products, we may not be able to quickly remedy the problem(s). Any of these problems could cause our sales to suffer.

     WE HAVE ONLY LIMITED EXPERIENCE MARKETING AND SELLING PHARMACEUTICAL PRODUCTS AND, AS A RESULT, OUR REVENUES FROM PRODUCT SALES MAY SUFFER.

     If we are unable to successfully market and sell sufficient quantities of our products, revenues from product sales will be lower than anticipated and our financial condition may be adversely affected. We are responsible for marketing our products in the United States and the rest of the world, except Canada, Latin America and parts of Asia, where we have distributors. We are doing so without the experience of having marketed pharmaceutical products prior to 2000. In October 2003, DUSA began hiring a small direct sales force and we increased the size of our sales force to market our products in the United States. In addition, our sales personnel have only recently begun to sell and market the products we acquired in our merger with Sirius. If our sales and marketing efforts fail, then sales of the Kerastick(R), the BLU-U(R), Nicomide(R) and other products will be adversely affected.

     IF WE CANNOT IMPROVE PHYSICIAN REIMBURSEMENT AND/OR CONVINCE MORE PRIVATE INSURANCE CARRIERS TO ADEQUATELY REIMBURSE PHYSICIANS FOR OUR PRODUCT SALES MAY SUFFER.

     Without adequate levels of reimbursement by government health care programs and private health insurers, the market for our Levulan(R) Kerastick(R) for AK therapy will be limited. While WE continue to support efforts to improve reimbursement levels to physicians and are working with the major private insurance carriers to improve coverage for our therapy, if our efforts are not successful, a broader adoption of our therapy and sales of our products could be negatively impacted. Although some reimbursement changes related to AK were made in 2005 and 2006, some physicians still believe that reimbursement levels do not fully reflect the required efforts to routinely execute our therapy in their practices.

     If insurance companies do not cover, or stop covering products which are covered, including Nicomide(R), our sales could be dramatically reduced.

     THE COMMERCIAL SUCCESS OF ANY PRODUCTS THAT WE MAY DEVELOP WILL DEPEND UPON THE DEGREE OF MARKET ACCEPTANCE OF OUR PRODUCTS AMONG PHYSICIANS, PATIENTS, HEALTH CARE PAYORS, PRIVATE HEALTH INSURERS AND THE MEDICAL COMMUNITY.

     Our ability to commercialize any products that we may develop will be highly dependent upon the extent to which these products gain market acceptance among physicians, patients, health care payors, such as Medicare and Medicaid, private health insurers, including managed care organizations and group purchasing organizations, and the medical community. If these products do not achieve an adequate level of acceptance, we may not generate material product revenues, and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

     - the effectiveness, or perceived effectiveness, of our products in comparison to competing products;

     - the existence of any significant side effects, as well as their severity in comparison to any competing products;

     -    potential advantages over alternative treatments;

     -    the ability to offer our products for sale at competitive prices;

     -    relative convenience and ease of administration;

     -    the strength of marketing and distribution support; and

     -    sufficient third-party coverage or reimbursement.

     WE HAVE SIGNIFICANT LOSSES AND ANTICIPATE CONTINUED LOSSES

     We have a history of operating losses. We expect to have continued losses until sales of our products increase substantially. We incurred a net loss of $18,269,000 for the quarter ended December 31, 2006. We incurred net losses of $31,350,000 and $14,999,000 for the years ended December 31, 2006 and 2005, respectively. As of December 31, 2006, our accumulated deficit was approximately $120,887,000. We cannot predict whether any of our products will achieve significant enough market acceptance or generate sufficient revenues to enable us to become profitable on a sustainable basis.

IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, TRADE SECRETS OR KNOW-HOW, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS PROFITABLY.

     WE HAVE LIMITED PATENT PROTECTION AND IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY RIGHTS, COMPETITORS MIGHT BE ABLE TO DEVELOP SIMILAR PRODUCTS TO COMPETE WITH OUR PRODUCTS AND TECHNOLOGY.

     Our ability to compete successfully depends, in part, on our ability to defend patents that have issued, obtain new patents, protect trade secrets and operate without infringing the proprietary rights of others. We have no compound patent protection for our Levulan(R) brand of the compound ALA. Our basic ALA patents are for methods of detecting and treating various diseased tissues using ALA (oR related compounds called precursors), in combination with light. We own or exclusively license ALA patents and patent applications related to the following:

     - methods of using ALA and its unique physical forms in combination with light,

     -    compositions and apparatus for those methods, and

     -    unique physical forms of ALA.

     We have limited ALA patent protection outside the United States, which may make it easier for third-parties to compete there. Our basic method of treatment patents and applications have counterparts in only six foreign countries, and certain countries under the European Patent Convention. Even where we have patent protection, there is no guarantee that we will be able to enforce our patents. Additionally, enforcement of a given patent may not be practicable or an economically viable alternative.

     Some of the indications for which we may develop PDT therapies may not be covered by the claims in any of our existing patents. Even with the issuance of additional patents to DUSA, other parties are free to develop other uses of ALA, including medical uses, and to market ALA for such uses, assuming that they have obtained appropriate regulatory marketing approvals. ALA in the chemical form has been commercially supplied for decades, and is not itself subject to patent protection. There are reports of third-parties conducting clinical studies with ALA in countries outside the United States where PARTEQ, the licensor of our ALA patents, does not have patent protection. In addition, a number of third-parties are seeking patents for uses of ALA not covered by our patents. These other uses, whether patented or not, and the commercial availability of ALA, could limit the scope of our future operations because ALA products could come on the market which would not infringe our patents but would compete with our Levulan(R) products even though they are marketed for different uses.

     Nicomide(R) is covered by a United States patent which issued in December 2005. River's Edge Pharmaceuticals, LLC has filed an application with the U.S. Patent and Trademark Office, or USPTO, for the reexamination of the patent. The USPTO accepted the application for reexamination of the patent and the parties have submitted their responses to the first office action. If the USPTO finds that the patent is invalid, generic products will be able to lawfully compete with Nicomide(R). Although the court, in the patent infringement litigation described above, issued a preliminary injunction against saleS of River's Edge's product in May 2006, the injunction was lifted on March 7, 2007, due, in part, to the court's determination that the reexamination process presented sufficient changed circumstances to warrant the dissolution of the injunction. We expect that River's Edge will reenter the market with its product in competition with Nicomide(R). Also, recently two new products have been launched that coulD compete with Nicomide(R). These events could cause us to lose significant revenues and put our ability to be profitable at risk. If we have to change the Nicomide(R) formulation to meet regulatory requiremenTS, we may not have patent protection.

     While we attempt to protect our proprietary information as trade secrets through agreements with each employee, licensing partner, consultant, university, pharmaceutical company and agent, we cannot guarantee that these agreements will provide effective protection for our proprietary information. It is possible that:

     -    these persons or entities might breach the agreements,

     -    we might not have adequate remedies for a breach, and/or

     - our competitors will independently develop or otherwise discover our trade secrets;

     all of which could negatively impact our ability to be profitable.

WE HAVE ONLY 2 LEVULAN(R) THERAPIES THAT HAVE RECEIVED REGULATORY APPROVAL OR CLEARANCE AND WE CANNOT PREDICT WHETHER WE WILL EVER DEVELOP OR COMMERCIALIZE ANY OTHER LEVULAN(R) PRODUCTS.

     OUR POTENTIAL PRODUCTS ARE IN EARLY STAGES OF DEVELOPMENT AND MAY NEVER RESULT IN ANY COMMERCIALLY SUCCESSFUL PRODUCTS.

     To be profitable, we must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute our products. Except for Levulan(R) PDT for AKs, thE BLU-U(R) for acne, the ClindaReach(TM) pledget and the currently marketed products we acquired in our merger with Sirius, all of our other potential Levulan(R) and other potential product candidates are at an EARLY stage of development and subject to the risks of failure inherent in the development of new pharmaceutical products and products based on new technologies. These risks include:

     -    delays in product development, clinical testing or manufacturing,

     - unplanned expenditures in product development, clinical testing or manufacturing,

     -    failure in clinical trials or failure to receive regulatory approvals,

     -    emergence of superior or equivalent products,

     - inability to market products due to third-party proprietary rights, and

     -    failure to achieve market acceptance.

     We cannot predict how long the development of our investigational stage products will take or whether they will be medically effective. We cannot be sure that a successful market will continue to develop for our Levulan(R) drug technology.

     WE MUST RECEIVE SEPARATE APPROVAL FOR EACH OF OUR POTENTIAL PRODUCTS BEFORE WE CAN SELL THEM COMMERCIALLY IN THE UNITED STATES OR ABROAD.

     All of our potential Levulan(R) products will require the approval of the FDA before they can be marketed in the United States. If we fail to obtain the required approvals for these products ouR revenues will be limited. Before an application to the FDA seeking approval to market a new drug, called an NDA, can be filed, a product must undergo, among other things, extensive animal testing and human clinical trials. The process of obtaining FDA approvals can be lengthy, costly, and time-consuming. Following the acceptance of an NDA, the time required for regulatory approval can vary and is usually 1 to 3 years or more. The FDA may require additional animal studies and/or human clinical trials before granting approval. Our Levulan(R) PDT products are based on relatively new technology. To the best of ouR knowledge, the FDA has approved only 3 drugs for use in photodynamic therapy, including Levulan(R). This factor may lengthen the approval process. We face much trial and error and we may fail at numerouS stages along the way.

     We cannot predict whether we will obtain approval for any of our potential products. Data obtained from preclinical testing and clinical trials can be susceptible to varying interpretations which could delay, limit or prevent regulatory approvals. Future clinical trials may not show that Levulan(R) PDT or photodetection, known as PD, is safe and effective for any new use we are studying. IN addition, delays or disapprovals may be encountered based upon additional governmental regulation resulting from future legislation or administrative action or changes in FDA policy. During September 2005, the FDA issued guidance for the pharmaceutical industry regarding the development of new drugs for acne vulgaris treatment. We are developing Levulan(R) PDT for acne. The FDA may issue additional guidance iN the future, which may result on additional costs and delays. We must also obtain foreign regulatory clearances before we can market any potential products in foreign markets. The foreign regulatory approval process includes all of the risks associated with obtaining FDA marketing approval and may impose substantial additional costs.

     Certain of the products acquired in connection with the Sirius merger must meet certain minimum manufacturing and labeling standards established by the FDA and applicable to products marketed without approved marketing applications including Nicomide(R). FDA regulates such products under its marketed unapproved drugs compliance policy guide entitled, "Marketed New Drugs without Approved NDAs oR ANDAs." Under this policy, FDA recognizes that certain unapproved products, based on the introduction date of their active ingredients and the lack of safety concerns, have been marketed for many years and, at this time, will not be the subject of any enforcement action. The FDA has recently taken a more proactive role and is strongly encouraging manufacturers of such products to submit applications to obtain marketing approval and we have begun discussions with FDA to begin that process. FDA's enforcement discretion policy does not apply to drugs or firms that may be in violation of regulatory requirements other than preapproval submission requirements and FDA may bring an action against a drug or a firm when FDA concludes that such other violations exist. The contract manufacturer of Nicomide(R) has received A request from the FDA for labeling information and justification for the belief that the product is exempt from drug approval requirements, has received a warning letter to cease manufacturing a different marketed unapproved drug, and has been cited for GMP violations. We believe that the GMP issues do not directly involve our products. There can be no assurance that the FDA will continue this policy or not take a contrary position with any individual products. If the FDA were to do so, we may be required to make certain labeling changes and market these products as over-the-counter products or as dietary supplements under applicable legislation, or withdraw such products from the market, unless and until we submit a marketing application and obtain FDA marketing approval.

     IF WE ARE UNABLE TO OBTAIN THE NECESSARY CAPITAL TO FUND OUR OPERATIONS, WE WILL HAVE TO DELAY OUR DEVELOPMENT PROGRAMS AND MAY NOT BE ABLE TO COMPLETE OUR CLINICAL TRIALS.

     We may need substantial additional funds to fully develop, manufacture, market and sell our other potential products. We may obtain funds through other public or private financings, including equity financing, and/or through collaborative arrangements. We cannot predict whether any financing will be available at all or on acceptable terms.

     Depending on the extent of available funding, we may delay, reduce in scope or eliminate some of our research and development programs. We have, in fact, delayed additional studies relating to the use of Levulan(R) PDT to treat facial photodamage due, in part, to funding considerations and strategic prioritization. We may also choose to license rights to third parties to commercialize products oR technologies that we would otherwise have attempted to develop and commercialize on our own which could reduce our potential revenues.

     BECAUSE OF THE NATURE OF OUR BUSINESS, THE LOSS OF KEY MEMBERS OF OUR MANAGEMENT TEAM COULD DELAY ACHIEVEMENT OF OUR GOALS.

     We are a small company with only 85 employees, including 2 part-time employees as of December 31, 2006. We are highly dependent on several key officer/employees with specialized scientific and technical skills without whom our business, financial condition and results of operations would suffer, especially in the photodynamic therapy portion of our business. The photodynamic therapy industry is still quite small and the number of experts is limited. The loss of these key employees could cause significant delays in achievement of our business and research goals since very few people with their expertise could be hired. Our growth and future success will depend, in large part, on the continued contributions of these key individuals as well as our ability to motivate and retain other qualified personnel in our specialty drug and light device areas.

OUR COLLABORATIONS WITH OUTSIDE SCIENTISTS MAY BE SUBJECT TO RESTRICTION AND CHANGE.

     We work with scientific and clinical advisors and collaborators at academic and other institutions that assist us in our research and development efforts. These scientists and advisors are not our employees and may have other commitments that limit their availability to us. Although our advisors and collaborators generally agree not to do competing work, if a conflict of interest between their work for us and their work for another entity arises, we may lose their services. In addition, although our advisors and collaborators sign agreements not to disclose our confidential information, it is possible that valuable proprietary knowledge may become publicly known through them.

                          RISKS RELATED TO OUR INDUSTRY

PRODUCT LIABILITY AND OTHER CLAIMS AGAINST US MAY REDUCE DEMAND FOR OUR PRODUCTS OR RESULT IN DAMAGES.

     WE ARE SUBJECT TO RISK FROM POTENTIAL PRODUCT LIABILITY LAWSUITS WHICH COULD NEGATIVELY AFFECT OUR BUSINESS.

     The development, manufacture and sale of medical products exposes us to product liability claims related to the use or misuse of our products. Product liability claims can be expensive to defend and may result in significant judgments against us. A successful claim in excess of our insurance coverage could materially harm our business, financial condition and results of operations. Additionally, we cannot guarantee that continued product liability insurance coverage will be available in the future at acceptable costs. If the cost is too high, we may have to self-insure.

     OUR BUSINESS INVOLVES ENVIRONMENTAL RISKS AND WE MAY INCUR SIGNIFICANT COSTS COMPLYING WITH ENVIRONMENTAL LAWS AND REGULATIONS.

     We have used various hazardous materials, such as mercury in fluorescent tubes in our research and development activities. We are subject to federal, state and local laws and regulations which govern the use, manufacture, storage, handling and disposal of hazardous materials and specific waste products. Now that we have established our own production line for the manufacture of the Kerastick(R), wE are subject to additional environmental laws and regulations. We believe that we are in compliance in all material respects with currently applicable environmental laws and regulations. However, we cannot guarantee that we will not incur significant costs to comply with environmental laws and regulations in the future. We also cannot guarantee that current or future environmental laws or regulations will not materially adversely affect our operations, business or assets. In addition, although we believe our safety procedures for handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any resulting damages, and this liability could exceed our resources.

WE MAY NOT BE ABLE TO COMPETE AGAINST TRADITIONAL TREATMENT METHODS OR KEEP UP WITH RAPID CHANGES IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES THAT COULD MAKE SOME OR ALL OF OUR PRODUCTS NON-COMPETITIVE OR OBSOLETE.

     COMPETING PRODUCTS AND TECHNOLOGIES BASED ON TRADITIONAL TREATMENT METHODS MAY MAKE SOME OR ALL OF OUR PROGRAMS OR POTENTIAL PRODUCTS NONCOMPETITIVE OR OBSOLETE.

     Well-known pharmaceutical, biotechnology and medical device companies are marketing well-established therapies for the treatment of many of the same conditions that we are seeking to treat, including AKs, acne, rosacea, and Barrett's Esophagus. Doctors may prefer to use familiar methods, rather than trying our products. Reimbursement issues affect the economic competitiveness of our products as compared to other more traditional therapies.

     Many companies are also seeking to develop new products and technologies, and receiving approval for medical conditions for which we are developing treatments. Our industry is subject to rapid, unpredictable and significant technological change. Competition is intense. Our competitors may succeed in developing products that are safer or more effective than ours. Many of our competitors have substantially greater financial, technical and marketing resources than we have. In addition, several of these companies have significantly greater experience than we do in developing products, conducting preclinical and clinical testing and obtaining regulatory approvals to market products for health care.

     We cannot guarantee that new drugs or future developments in drug technologies will not have a material adverse effect on our business. Increased competition could result in:

     -    price reductions,

     -    lower levels of third-party reimbursements,

     -    failure to achieve market acceptance, and

     - loss of market share, any of which could adversely affect our business. Further, we cannot give any assurance that developments by our competitors or future competitors will not render our technology obsolete.

     On May 30, 2006, we entered into a patent license agreement with PhotoCure ASA whereby DUSA granted a non-exclusive license to PhotoCure under the patents DUSA licenses from PARTEQ, the licensing arm of Queens University, Kingston, Ontario Canada for esters of aminolevulinic acid ("ALA"). ALA is the active ingredient in DUSA's Levulan(R) products. Furthermore, DUSA granted a non-exclusivE license to PhotoCure for its existing formulations of its Hexvix(R) and Metvix(R) (known in the United States as Metvixia(R)) products for any DUSA patents that may issue or be licensed by DUSA in the fuTURE. PhotoCure received FDA approval to market Metvixia for treatment of AKs in July 2004 and it would be directly competitive with our Levulan(R) Kerastick(R) product should PhotoCure decide to begin marketing tHIS product. While we are entitled to royalties from PhotoCure on its net sales of Metvixia, this product may adversely affect our ability to maintain or increase our market.

OUR PRODUCTS MAY LOSE MARKET SHARE IF NEW MANUFACTURERS BEGIN PRODUCING COMPETING PRODUCTS THAT ARE ABLE TO PENETRATE OUR MARKET.

     WE HAVE LEARNED THAT COMPOUNDING PHARMACIES ARE PRODUCING A FORM OF AMINOLEVULINIC ACID HCL AND ARE MARKETING IT TO THE MEDICAL COMMUNITY.

     We are aware that there are compounding pharmacies that market compounded versions of aminolevulinic acid HCl as an alternative to our Levulan(R) product. Since December 2004, we filed lawsuitS against two compounding pharmacies and physicians in several states alleging violations of the Lanham Act for false advertising and trademark infringement, and of United States patent law. All of these lawsuits have been settled favorably to us. More recently, we have sued chemical suppliers, and a light device company, its distributor and a sales representative, alleging that they induce physicians to infringe patents licensed to us, among other things. While we believe that certain actions of compounding pharmacies and others go beyond the activities which are permitted under the Food, Drug and Cosmetic Act and have advised the FDA and local health authorities of our concerns, we cannot be certain that our lawsuits will be successful in curbing the practices of these companies or that regulatory authorities will intervene to stop their activities. In addition, there may be other compounding pharmacies which are following FDA guidelines, or others conducting illegal activities of which we are not aware, which may be negatively impacting our sales revenues.

     If generic manufacturers, like River's Edge, launch products to compete with Nicomide(R) in spite of our patent position, or if a court or the United States Patent and Trademark Office determinE that our patent is invalid, these manufacturers may erode our market and negatively impact our sales revenues, liquidity and operations.

     OUR COMPETITORS IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES MAY HAVE BETTER PRODUCTS, MANUFACTURING CAPABILITIES OR MARKETING EXPERTISE.

     We anticipate that we will face increased competition as the scientific development of PDT and PD advances and new companies enter our markets. Several companies are developing PDT agents other than Levulan(R). These include: QLT Inc. (Canada); Axcan Pharma Inc. (U.S.); Miravant, Inc. (U.S.); and Pharmacyclics, Inc. (U.S.). We are also aware of several companies commercializing and/oR conducting research with ALA or ALA-related compounds, including: medac GmbH and photonamic GmbH & Co. KG (Germany); PhotoTherapeutics, Inc. (U.K.) and PhotoCure ASA (Norway) which entered into a marketing agreement with Galderma S.A. for countries outside of Nordic countries for certain dermatology indications. There are many pharmaceutical companies that compete with us in the field of dermatology, particularly in the acne and rosacea markets.

     PhotoCure has received marketing approval of its ALA precursor (ALA methyl-ester) compound for PDT treatment of AKs and basal cell carcinoma in the European Union, New Zealand, Australia and countries in Scandinavia. PhotoCure's marketing partner could begin to market its product in direct competition with Levulan(R) in the U.S. under the terms of our recently entered patent license agreement anD we may lose market share.

     Axcan Pharma Inc. has received FDA approval for the use of its product, PHOTOFRIN(R), for PDT in the treatment of high grade dysplasia associated with Barrett's Esophagus. Axcan is the firsT company to market a PDT therapy for this indication, which we are also pursuing.

     We expect that our principal methods of competition with other PDT companies will be based upon such factors as:

     -    the ease of administration of our method of PDT,

     -    the degree of generalized skin sensitivity to light,

     -    the number of required doses,

     - the selectivity of our drug for the target lesion or tissue of interest, and

     -    the type and cost of our light systems.

     Our primary competition in the acne and rosacea markets include oral and topical antibiotics, other topical prescription and over-the-counter products, as well as various laser and non-laser light treatments. The market is highly competitive and other large and small companies have more experience than we do which could make it difficult for us to penetrate the market. We are also aware of new products that were launched recently which will compete with Nicomide(R) and the AVAR(R) line of products which could negatively impact our market share. In addition, we expect that River's Edge's geneRIC Nicomide(R) product will enter the market quickly, and other generic companies may also decide to enter the market while our patent litigation and reexamination process are proceeding, or thereafter if thE court or if the USPTO finds that our Nicomide patent is invalid. The entry of new products from time to time would likely cause us to lose market share.

                           RISKS RELATED TO OUR STOCK

     IF THE SHARES OF COMMON STOCK HELD BY FORMER SIRIUS SHAREHOLDERS ARE SOLD, THE PRICE OF THE SHARES COULD BECOME DEPRESSED

     All of the shares of DUSA's common stock which were issued to the former Sirius shareholders have been subject to a lock-up provision under the terms of the merger agreement. On March 10, 2007, the lock-up provision on 1,380,151 shares was lifted. These shares have been registered and are freely tradable. If these shareholders decide to sell their shares, the price of the shares on NASDAQ could be depressed.

     IF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS ARE CONVERTED, THE VALUE OF THOSE SHARES OF COMMON STOCK OUTSTANDING JUST PRIOR TO THE CONVERSION WILL BE DILUTED.

     As of December 31, 2006 there were outstanding options and warrants to purchase 3,031,000 shares of common stock, with exercise prices ranging from U.S. $1.60 to $31.00 per share, and of CDN $6.79 per share, respectively. The holders of the options and warrants have the opportunity to profit if the market price for the common stock exceeds the exercise price of their respective securities, without assuming the risk of ownership. The holders are likely to exercise their securities when we would probably be able to raise capital from the public on terms more favorable than those provided in these securities.

     RESULTS OF OUR OPERATIONS AND GENERAL MARKET CONDITIONS FOR SPECIALTY PHARMACEUTICAL AND BIOTECHNOLOGY STOCKS COULD RESULT IN SUDDEN CHANGES IN THE MARKET VALUE OF OUR STOCK.

     The price of our common stock has been highly volatile. These fluctuations create a greater risk of capital losses for our shareholders as compared to less volatile stocks. From January 1, 2005 to December 31, 2006, the price of our stock has ranged from a low of $3.52 to a high of $16.30. Factors that contributed to the volatility of our stock during this period included:

     -    quarterly levels of product sales;

     -    clinical trial results;

     -    general market conditions;

     -    patent litigation;

     -    increased marketing activities; and

     -    changes in third-party payor reimbursement for our therapy.

     The significant general market volatility in similar stage pharmaceutical and biotechnology companies made the market price of our common stock even more volatile.

     SIGNIFICANT FLUCTUATIONS IN ORDERS FOR OUR PRODUCTS, ON A MONTHLY AND QUARTERLY BASIS, ARE COMMON BASED ON EXTERNAL FACTORS AND SALES PROMOTION ACTIVITIES. THESE FLUCTUATIONS COULD INCREASE THE VOLATILITY OF OUR STOCK PRICE.

     The price of our common stock may be affected by the amount of quarterly shipments of our products to end-users. Since our PDT products are still in the early stages of adoption, and sales volumes are still low, a number of factors could affect product sales levels and growth rates in any period. These could include the timing of medical conferences, sales promotion activities, and large volume purchases by our higher usage customers. In addition, seasonal fluctuations in the number of patients seeking treatment at various times during the year could impact sales volumes. These factors could, in turn, affect the volatility of our stock price.

     EFFECTING A CHANGE OF CONTROL OF DUSA WOULD BE DIFFICULT, WHICH MAY DISCOURAGE OFFERS FOR SHARES OF OUR COMMON STOCK.

     Our certificate of incorporation authorizes the board of directors to issue up to 100,000,000 shares of stock, 40,000,000 of which are common stock. The board of directors has the authority to determine the price, rights, preferences and privileges, including voting rights, of the remaining 60,000,000 shares without any further vote or action by the shareholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future.

     On September 27, 2002, we adopted a shareholder rights plan at a special meeting of DUSA's board of directors. The rights plan could discourage, delay or prevent a person or group from acquiring 15% or more (or 20% or more in the case of certain parties) of our common stock, thereby limiting, perhaps, the ability of our shareholders to benefit from such a transaction.

     The rights plan provides for the distribution of one right as a dividend for each outstanding share of our common stock to holders of record as of October 10, 2002. Each right entitles the registered holder to purchase one one-thousandths of a share of preferred stock at an exercise price of $37.00 per right. The rights will be exercisable subsequent to the date that a person or group either has acquired, obtained the right to acquire, or commences or discloses an intention to commence a tender offer to acquire, 15% or more of our outstanding common stock (or 20% of the outstanding common stock in the case of a shareholder or group who beneficially held in excess of 15% at the record date), or if a person or group is declared an "Adverse Person", as such term is defined in the rights plan. The rights may be redeemed by DUSA at a redemption price of one one-hundredth of a cent per right until ten days following the date the person or group acquires, or discloses an intention to acquire, 15% or 20% or more, as the case may be, of DUSA, or until such later date as may be determined by the our board of directors.

     Under the rights plan, if a person or group acquires the threshold amount of common stock, all holders of rights (other than the acquiring person or group) may, upon payment of the purchase price then in effect, purchase shares of common stock of DUSA having a value of twice the purchase price. In the event that we are involved in a merger or other similar transaction where DUSA is not the surviving corporation, all holders of rights (other than the acquiring person or group) shall be entitled, upon payment of the purchase price then in effect, to purchase common stock of the surviving corporation having a value of twice the purchase price. The rights will expire on October 10, 2012, unless previously redeemed. Our board of directors has also adopted certain amendments to DUSA's certificate of incorporation consistent with the terms of the rights plan.

                                 USE OF PROCEEDS

     DUSA will not receive any proceeds from the sale of shares which may be sold pursuant to this prospectus for the respective accounts of the selling securityholders. All such proceeds, net of brokerage commissions, if any, will be received by the selling securityholders. See the sections titled "Selling Securityholders" and "Plan of Distribution."

                             SELLING SECURITYHOLDERS

     This prospectus relates to shares of common stock to be offered by the selling securityholders pursuant to stock options issued by us. The inclusion in the table of the individuals named therein shall not be deemed to be an admission that any such individuals are "affiliates" of DUSA.

     The following is a list, as of February 28, 2007, of the selling securityholders and the number of shares held by each selling securityholder.

                             NUMBER OF     NUMBER OF        NUMBER OF        PERCENTAGE OF
                               SHARES    SHARES TO BE      SHARES OWNED      SHARES OWNED
NAME                          OWNED(1)    OFFERED(2)    AFTER OFFERING(3)   AFTER OFFERING
----                         ---------   ------------   -----------------   --------------
John H. Abeles (4)              99,500       10,000            89,500               *
David M. Bartash (5)            80,500       10,000            70,500               *
Mark Carota (6)                 91,875       20,000            91,875               *
Jay M. Haft (7)                129,500       10,000           119,500               *
Richard C. Lufkin (8)          117,100       10,000           107,100               *
Richard C. Christopher (9)      57,000       20,000            57,000               *
Robert F. Doman (10)            64,500       60,000            64,500               *
Scott L. Lundahl (11)          148,332       20,000           148,332               *
Stuart L. Marcus (12)          158,125       20,000           158,125               *
Magnus Moliteus (13)            45,000       10,000            35,000               *
William F. O'Dell (14)          12,500       25,000           12,5000               *
Neal S. Penneys (15)            47,445       10,000            37,445               *
D. Geoffrey Shulman (16)     1,056,418      325,000         1,056,418            5.4%
Michael J. Todisco (17)          6,000       35,000             6,000               *

*    Less than one percent.

(1) Represents shares beneficially owned by the named individual including shares that such individual has the right to acquire upon exercise of options or warrants vesting within sixty (60) days of February 28, 2007, but does not include shares underlying options which vest more than sixty
     (60) days from such date. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

(2) Includes all outstanding options to purchase shares of common stock granted to the named individuals under the 2006 Equity Compensation Plan or the Class B Warrant whether or not vested or exercisable within sixty (60) days of the date set forth above. All of such shares are being registered hereunder.

(3) Does not constitute a commitment to sell any or all of the stated number of shares of common stock. The number of shares offered shall be determined from time to time by each selling securityholder at their sole discretion.

(4) Dr. Abeles has served as a director since August 1994. Beneficial ownership includes 34,500 shares of common stock and 65,000 shares of common stock underlying stock options granted to Dr. Abeles which will have vested within sixty (60) days after February 28, 2007. Dr. Abeles shares investment and voting power with regard to the 24,500 shares of common stock.

(5) Mr. Bartash has served as a director since November 2001. Beneficial ownership includes 15,500 shares of common stock and 65,000 shares of common stock underlying stock options granted to Mr. Bartash which will have vested within sixty (60) days after February 28, 2007.

(6) Mr. Carota joined us in October 1999 and was elected as our Vice President, Operations in February 2000. Beneficial ownership includes 91,875 shares of common stock underlying stock options granted to Mr. Carota which will have vested within sixty (60) days after February 28, 2007. The number of shares owned does not include 47,500 shares of common stock underlying stock options granted to Mr. Carota which will vest more than sixty (60) days after February 28, 2007.

(7) Mr. Haft has served as a director since September 1996. He served as Chairman of the Board and Lead Director from June 2003 to January 3, 2005. As of January 3, 2005, he serves as Vice Chairman of the Board and Lead Director. Beneficial ownership includes 34,500 shares of common stock and 88,750 shares of common stock underlying stock options granted to Mr. Haft which will have vested within sixty (60) days after February 28, 2007. Under Rule 13d-3 of the Securities and Exchange Act of 1934, as amended, Mr. Haft disclaims, but may be deemed to be the beneficial owner of, the 34,500 shares of common stock held indirectly by Mr. Haft's spouse.

(8) Mr. Lufkin has served as a director since January 1992. Beneficial ownership includes 12,100 shares of common stock and 105,000 shares of common stock underlying stock options granted to Mr. Lufkin which will have vested within sixty (60) days after February 28, 2007.

(9) Mr. Christopher joined us in December 2000 and was appointed to the position of Vice President, Finance and Chief Financial Officer effective February 16, 2005. Before that, Mr. Christopher served as our Vice President, Financial Planning and Business Analysis and had also served as our Director, Financial Analysis. Beneficial ownership includes 57,000 shares of common stock underlying stock options granted to Mr. Christopher which will have vested within sixty (60) days after February 28, 2007. The number of shares owned does not include 52,500 shares of common stock underlying stock options granted to Mr. Christopher which will vest more than sixty (60) days after February 28, 2007.

(10) Mr. Doman joined us as our new President and Chief Operating Officer effective January 3, 2005. Beneficial ownership includes 2,000 shares of common stock and 62,500 shares of common stock underlying options granted to Mr. Doman which will have vested within sixty (60) days after February 28, 2007. The number of shares owned does not include 147,500 shares of common stock underlying stock options which will vest more than sixty (60) days after February 28, 2007.

(11) Mr. Lundahl joined us in May 1998 and was elected as our Vice President, Regulatory Affairs and Intellectual Property in June 2003. Before that, Mr. Lundahl was our Vice President, Technology and Device Development from June 1999 until June 2003. Beneficial ownership includes 5,207 shares of common stock and 143,125 shares of common stock underlying stock options granted to Mr. Lundahl which will have vested within sixty (60) days after February 28, 2007. The number of shares owned does not include 36,925 shares of common stock underlying stock options granted to Mr. Lundahl which will vest more than sixty (60) days after February 28, 2007.

(12) Dr. Marcus was elected as our Vice President, Scientific Affairs and Chief Medical Officer in October 1993. Beneficial ownership includes 158,125 shares of common stock underlying stock options granted to Dr. Marcus which will have vested within sixty (60) days after February 28, 2007. The number of shares owned does not include 48,750 shares of common stock underlying stock options granted to Dr. Marcus which will vest more than sixty (60) days after February 28, 2007.

(13) Mr. Moliteus has served as a director since August 2003. Beneficial ownership includes 45,000 shares of common stock underlying stock options granted to Mr. Moliteus which will have vested within sixty (60) days after February 28, 2007.

(14) Mr. O'Dell joined us as our Executive Vice President Sales and Marketing on April 4, 2006. Beneficial ownership includes 12,500 shares of common stock underlying stock options granted to Mr. O'Dell which will have vested within sixty (60) days after February 28, 2007. This number does not include 62,500 shares of common stock underlying stock options which will vest more than sixty (60) days after February 28, 2007.

(15) Dr. Penneys has been served as a director since March 2006 upon the consummation of the merger with Sirius Laboratories, Inc. Beneficial ownership includes 22,445 shares of common stock and 25,000 shares of common stock underlying stock options granted to Dr. Penneys which will have vested within sixty (60) days after February 28, 2007. Dr. Penneys shares investment and voting power with regard to 10,663 shares.

(16) Dr. Shulman is our founder and has served as director and Chief Executive Officer since September 1991 and formerly served as our President and Chairman of the Board at various times since our inception. In January 2005, Dr. Shulman was re-appointed Chairman upon Mr. Doman's appointment as President. Beneficial ownership includes 87,668 shares of common stock, 718,750 shares of common stock underlying stock options and 250,000 shares of common stock underlying a warrant granted to Dr. Shulman which will have vested within sixty (60) days after February 28, 2007. The number of shares owned does not include 181,250 shares of common stock underlying stock options granted to Dr. Shulman which will vest more than sixty (60) days after February 28, 2007.

(17) Mr. Todisco has served as Vice President, Controller since September 2006. Beneficial ownership includes 6,000 shares of common stock underlying stock options granted to Mr. Todisco which will have vested within sixty (60) days after February 28, 2007.

                              PLAN OF DISTRIBUTION

     Shares offered hereby may be sold from time to time directly by or on behalf of the selling securityholders in one or more transactions on the Nasdaq Global Market or on any stock exchange on which the common stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. The selling securityholders may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling securityholders and/or purchasers of the shares or both (which compensation as to a particular broker or dealer may be in excess of customary commissions).

     In connection with such sales, the selling securityholders and any participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.

     In order to comply with certain state securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from regulation or qualification is available and is complied with. Sales of shares must also be made by the selling securityholders in compliance with all other applicable state securities laws and regulations.

     In addition to any shares sold hereunder, selling securityholders may, at the same time, sell any shares of common stock owned by them in compliance with all of the requirements of Rule 144, regardless of whether such shares are covered by this reoffer prospectus. There can be no assurance that any of the selling securityholders will sell any or all of the shares offered by them hereby.

     DUSA will pay all expenses of the registration of the shares. DUSA has notified certain selling securityholders of the need to deliver a copy of this reoffer prospectus in connection with any sale of the shares.

                                  LEGAL MATTERS

     The validity of the shares being offered hereby has been passed upon for DUSA by Reed Smith LLP. Nanette W. Mantell, Esq., a partner of Reed Smith LLP, serves as DUSA's Secretary, which is an officer position.

                                     EXPERTS

     The consolidated financial statements and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from DUSA's Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm as stated in their reports, (which reports (1) express an unqualified opinion on the financial statements and includes an explanatory paragraph relating to the change in method of accounting for share-based payments upon the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006, (2) express an unqualified opinion on management's assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-8 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. You can find additional information regarding us and the common stock in the registration statement and the exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each such statement being qualified in all respects by such reference.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports and other information with the Commission. The registration statement, including exhibits, and the reports and other information filed by us can be inspected without charge at the public reference facilities maintained by the Commission at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. Copies of such material can be obtained from such offices at fees prescribed by the Commission. The public may obtain information on the operation of the Public Reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this site is http://www.sec.gov. In addition, you can also access documents we file with the Commission at our website, http://www.dusapharma.com.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by us with the Commission pursuant to the Exchange Act, are incorporated by reference in this prospectus as of their respective dates:

     (a)  The Annual Report on Form 10-K for the year ended December 31, 2006;

     (b) The Current Report on Form 8-K filed with the Commission on March 19, 2007; and

     (c) All other reports filed pursuant to Section 13 or 15(d) of the Exchange Act since December 31, 2005; and

     (d) The description of DUSA's common stock contained in its registration statement on Form 8-A which was filed on January 3, 1992 and amended on October 24, 1997 and in DUSA's report on Form 10-Q which was filed on November 12, 1997.

     All documents filed by us pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

     We will provide without charge to any person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of each document incorporated by reference in the prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into this prospectus). We will provide such copies at no cost, upon written or oral request, by writing or telephoning us at:

                                        DUSA PHARMACEUTICALS, INC.
                                        555 RICHMOND STREET WEST
                                        SUITE 300, P.O. BOX 704
                                        TORONTO, ONTARIO, CANADA
                                        M5V 3B1
                                        ATTENTION: MS. SHARI LOVELL
                                        TELEPHONE: (800) 607-2530
                                        E-MAIL TO: LOVELLS@DUSAPHARMA.COM

     Our World Wide Web site is located at www.dusapharma.com. Information on the Web site is not incorporated by reference into this prospectus.

================================================================================

                                 335,000 SHARES

                                      DUSA
                            PHARMACEUTICALS, INC. (R)

                                  Common Stock

                                   ----------

                                   PROSPECTUS

                                   ----------

                                  March __, 2007

================================================================================

                                     PART II
            INFORMATION REQUIRED TO BE IN THE REGISTRATION STATEMENT

ITEM 3. Incorporation of Documents by Reference

DUSA hereby incorporates by reference in this registration statement the following documents previously filed by the registrant with the SEC:

     -    Annual Report on Form 10-K for the year ended December 31, 2006.

     -

     -    Current Report on Form 8-K filed with the SEC on March 19, 2007.

     - The description of DUSA's common stock contained in its registration statement on Form 8-A which was filed on January 3, 1992, amended on October 24, 1997 (and in DUSA's Quarterly Report on Form 10-Q which was filed on November 12, 1997).

     - All documents subsequently filed by DUSA pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act of 1934, as amended, on or after the date of this registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this registration statement and to be part hereof from the date of filing of such documents.

ITEM 4. Description of Securities

Not applicable.

ITEM 5. Interests of Named Experts and Counsel

Not applicable.

ITEM 6. Indemnification of Directors and Officers

Article 5 of the Company's Certificate of Incorporation, as amended, and New Jersey Business Corporation Act, N.J.S.A. 14A:2-7 provide as follows:

Any director and officer of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders, except that this provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such person's duty of loyalty to the Corporation or its shareholders; (b) not in good faith or involving a knowing violation of law; or (c) resulting in receipt by such person of an improper personal benefit.

The Company's By-laws, as amended, pursuant to the New Jersey Business Corporation Act, N.J.S.A. 14A:3-5, provide as follows:

                                   ARTICLE IV
                                 INDEMNIFICATION

     Section 1. Actions by Others. The Corporation (1) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer or trustee of the Corporation or of any constituent corporation absorbed by the Corporation in a consolidation or merger and (2) except as otherwise required by Section 3 of this Article, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he (a) is or was an employee or agent or the legal representative of a director, officer, trustee, employee or agent of the Corporation or of any absorbed constituent corporation, or (b) is or was serving at the request of the Corporation or of any absorbed constituent corporation as a director, officer, employee, agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, or the legal representative of such a person against expenses, costs, disbursements (including attorneys' fees), judgments, fines and amounts actually and reasonably incurred by him in good faith and in connection with such action, suit or proceeding if he acted in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, he had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a pleas of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not meet the applicable standard of conduct.

     Section 2. Actions by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, trustee, employee or agent of the Corporation or of any constituent corporation absorbed by the Corporation by consolidation or merger, or the legal representative of any such person, or is or was serving at the request of the Corporation or of any absorbed constituent corporation, as a director, officer, trustee, employee, agent of or participant, or the legal representative of any such person in another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the New Jersey Superior Court or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the New Jersey Superior Court or such other court shall deem proper.

     Section 3. Successful Defense. To the extent that a person who is or was a director, officer, trustee, employee or agent of the Corporation or of any constituent corporation absorbed by the Corporation by consolidation or merger, or the legal representative of any such person, has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in
Section 1 or Section 2 of this Article, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Section 4. Specific Authorization. Any indemnification under Section 1 or
Section 2 of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, trustee, employee, agent, or the legal representative thereof, is proper in the circumstances because he has met the applicable standard of conduct set forth in said Sections 1 and 2. Such determination shall be made (1) by the Board of Directors by a majority vote of quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, a quorum of disinterested directors so directs, by independent legal counsel for a written opinion, (3) by the shareholders.

     Section 5. Advance of Expenses. Expenses incurred by any person who may have a right of indemnification under this Article in defending civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final distribution of such action, suit or proceeding as authorized by the board of directors upon receipt of an undertaking by or on behalf of the director, officer, trustee, employee, or the legal representative thereof, to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation pursuant to this Article.

     Section 6. Right of Indemnity not Exclusive. The indemnification and advancement of expenses provided by this Article shall not exclude any other rights to which those seeking indemnification may be entitled under the certificate of incorporation of the Corporation or any by-law, agreement, vote of shareholders or otherwise; provided that no indemnification shall be made to or on behalf of a Director, officer, trustee, employee, agent, or legal representative if a judgment or other final adjudication adverse to such persons establishes that his acts or omissions (a) were in breach of his duty of loyalty to the corporation or its shareholders, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by such person of an improper personal benefit.

     Section 7. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, trustee, employee or agent of the Corporation or of any constituent corporation absorbed by the Corporation by consolidation or merger of the legal representative of such person or is or was serving at the request of the Corporation or of any absorbed constituent corporation as a director, officer, trustee, employee or agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, or the legal representative of any such person against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such or by reason of his being or having been such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article, the New Jersey Business Corporation Act, or otherwise.

     Section 8. Invalidity of any Provision of this Article. The invalidity or unenforceability of any provision of this Article shall not affect the validity or enforceability of the remaining provisions of this Article.

ITEM 7. Exemption from registration Claimed.

Not applicable.

ITEM 8. Exhibits

     (4)  Instruments defining the rights of security holders

          (4.1) DUSA Pharmaceuticals, Inc. 2006 Equity Compensation Plan

          (4.2) DUSA Pharmaceuticals, Inc. Non-Qualified Deferred Compensation
               Plan

          (4.3) Class B Warrant incorporated by reference from Exhibit 4(b) to
               Registrant's Form 10-K for the year ended December 31, 2006 filed on March 16, 2007.

     (5)  Opinion re: legality

          (5.1) Opinion of Reed Smith LLP.

     (23) Consents of experts and counsel

          (23.1) Consent of Deloitte and Touche LLP

          (23.2) Consent of Reed Smith LLP, included in Exhibit 5.1

     (24) Power of attorney

          (24.1) Power of Attorney (included on signature page)

     (99) Additional Exhibits

          (99.1) Form of Nonqualified Stock Option Grant Agreement

          (99.2) Form of Incentive Stock Option Grant Agreement

          (99.3) Form of Stock Award Grant Agreement

ITEM 9. Undertakings

     (a)  The undersigned registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) to include in any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

     (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

     (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13 (a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     THE REGISTRANT:. Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, Commonwealth of Massachusetts, on this 28th day of March 2007.

                                        DUSA Pharmaceuticals, Inc.
                                        Registrant


                                        By: /s/ D. Geoffrey Shulman
                                            ------------------------------------
                                            D. Geoffrey Shulman, MD, FRCPC
                                            Chief Executive Officer

                                POWER OF ATTORNEY

     Know All Men By These Presents, that each person whose signature appears below constitutes and appoints D. Geoffrey Shulman as his/her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement or any related registration statement that is to be effective upon filing pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with the above premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his/her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-8 has been signed by the following persons in the capacities and on the dates indicated:



/s/ D. Geoffrey Shulman          Director, Chairman of the Board and   March 28, 2007
------------------------------   Chief Executive Officer               Date
D. Geoffrey Shulman, MD,         (principal executive officer)
FRCPC


/s/ Robert F. Doman              Director, President and Chief         March 28, 2007
------------------------------   Operating Officer                     Date
Robert F. Doman


/s/ Richard C. Christopher       Vice President, Finance and Chief     March 28, 2007
------------------------------   Financial Officer (principal          Date
Richard C. Christopher           financial officer and principal
                                 accounting officer)


/s/ Jay M. Haft                  Vice Chairman of the Board and Lead   March 28, 2007
------------------------------   Director                              Date
Jay M. Haft, Esq.


/s/ John H. Abeles               Director                              March 28, 2007
------------------------------                                         Date
John H. Abeles, MD


/s/ Richard C. Lufkin            Director                              March 28, 2007
------------------------------                                         Date
Richard C. Lufkin, SB, MBA


/s/ David M. Bartash             Director                              March 28, 2007
------------------------------                                         Date
David M. Bartash


/s/ Magnus Moliteus              Director                              March 28, 2007
------------------------------                                         Date
Magnus Moliteus


/s/ Neal S. Penneys              Director                              March 28, 2007
------------------------------                                         Date
Neal S. Penneys, MD, PhD

THE PLAN: Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on March 28, 2007.

                                        DUSA Pharmaceuticals, Inc. Non-Qualified
                                        Deferred Compensation Plan


                                        By: /s/ Jay M. Haft
                                            ------------------------------------

                                  EXHIBIT INDEX

(4)  Instruments defining the rights of security holders

     (4.1) DUSA Pharmaceuticals, Inc. 2006 Equity Compensation Plan

     (4.2) DUSA Pharmaceuticals, Inc. Non-Qualified Deferred Compensation Plan

     (4.3) Class B. Warrant incorporated by reference from Exhibit 4(b) to
          Registrant's Form 10-K for the year ended December 31, 2006 filed on March 16, 2007.

(5)  Opinion re: legality

     (5.1) Opinion of Reed Smith LLP.

(23) Consents of experts and counsel

     (23.1) Consent of Deloitte and Touche LLP

     (23.2) Consent of Reed Smith LLP, included in Exhibit 5.1

(24) Power of attorney

     (24.1) Power of Attorney (included on signature page)

(99) Additional Exhibits

     (99.1) Form of Nonqualified Stock Option Grant Agreement

     (99.2) Form of Incentive Stock Option Grant Agreement

     (99.3) Form of Stock Award Grant Agreement